Filed Pursuant To Rule 433

Registration No. 333-209926

February 15, 2017

Top Gold ETF Gets Islamic Finance Certification to Tap New Markets

Posted to Reuters Top News Tue Feb 14, 2017 EST; Updated Feb 15

The world’s largest physically-backed gold fund said on Wednesday it has been certified as sharia compliant, the latest effort aimed at spurring demand for bullion from investors across majority-Muslim countries.

Gold had traditionally been classified as a currency in Islamic finance, confining its use to spot transactions, but new guidance issued in December is making room for a wider range of investment products.

The SPDR Gold Trust, an exchange-traded fund which holds 836.7 tonnes of bullion worth $33 billion, now falls in line with rules from the Accounting and Auditing Organization for Islamic Financial Institutions (AAOIFI).

World Gold Trust Services, a subsidiary of the World Gold Council (WGC), said in a statement to Reuters that the ETF had received the certification from Malaysia-based Islamic advisory firm Amanie Advisors.

“This announcement marks an important step in addressing the demand for gold in the $2 trillion Islamic finance market,” said Joseph Cavatoni, Principal Executive Officer at World Gold Trust Services.

Bahrain-based AAOIFI developed the rules alongside the WGC, an industry lobby group, to address uncertainty over the religious permissibility of gold-based products.

This could further open the safe-haven asset to Islamic investors from countries where demand for gold has remained low.

Analysts cautioned it was too soon to determine if Islamic investors would add a significant new source of demand.

“Middle Eastern buyers have been transacting in gold long before the SPDR ever came into existence. As a result, I don’t think this will necessarily pave a new avenue for untapped demand,” said INTL FCStone analyst Edward Meir.

Considering other growth engines for gold, such as China, Islamic finance might take a back seat in the short to medium term but it could have some benefits in the longer term, said ANZ analyst Daniel Hynes.

“It opens up another source of investor demand, which should at least allow those sources to be more diversified.”

Last year, investment demand for gold increased by 70 percent and gold-backed ETFs saw an increase of 532 tonnes, the second highest annual inflow on record, according to a WGC report.

In the Middle East, however, demand for gold bars and coins dropped 71 percent in 2016, with jewellery down by 15.6 percent and consumer demand down by 28.4 percent, WGC data showed. (Reporting by Bernardo Vizcaino; Additional reporting by Arpan Varghese; Editing by Richard Pullin and Eric Meijer)

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